UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

IZEA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46603N202
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46603N202	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,440,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,440,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,440,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 46603N202	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,440,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,440,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,440,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 46603N202	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,440,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,440,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,440,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 46603N202	Page 5 of 10 Pages

Item 1.                             Security and Issuer.

The class of securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of IZEA, Inc., a Delaware corporation (the “Corporation” or “Issuer”).  The address of the Corporation’s principal executive offices is 480 N. Orlando Avenue, Suite 200, Winter Park, FL 32789.
Item 2.                              Identity and Background.
(a)            This statement is being filed by (i) Privet Fund Management LLC, a Delaware limited liability company (“Privet Management”), (ii) Privet Fund LP, a Delaware limited partnership (“Privet”) and (iii) Ryan Levenson (“Mr. Levenson”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Mr. Levenson is the sole managing member of Privet Management, which is the general partner and investment manager of Privet.

(b)            The address of the principal offices of Privet Management and Privet is 79 West Paces Ferry Road, Suite 200B, Atlanta, GA 30305. The business address of Mr. Levenson is 79 West Paces Ferry Road, Suite 200B, Atlanta, GA 30305.

(c)            The principal business of Privet Management is providing administrative and management services to Privet. The principal business of Privet is that of private funds engaged in investment in securities for their own account. The principal occupation or employment of Mr. Levenson is manager of Privet Management.

(d)            During the last 5 years, none of Privet Management, Privet or Mr. Levenson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last 5 years, none of Privet Management, Privet or Mr. Levenson has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Levenson is a citizen of the United States.

Item 3.                             Source and Amount of Funds or Other Consideration.

On February 21, 2014, the Reporting Persons acquired beneficial ownership of 2,514,286 shares of Common Stock with partnership funds of Privet in a private transaction with the Issuer pursuant to that certain Purchase Agreement (as defined in Item 4 below).
On August 14, 2015, the Reporting Persons acquired beneficial ownership of 2,514,286 shares of Common Stock with partnership funds of Privet by exercising Privet’s Warrants (as defined in Item 4 below).
The aggregate purchase price of the 5,440,956 shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons is approximately $1,837,231. Except as set forth herein, Privet effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it

SCHEDULE 13D

CUSIP No. 46603N202	Page 6 of 10 Pages

as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.
Item 4.                              Purpose of Transaction.
The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 21, 2014, Privet participated in a private placement of the Issuer’s Common Stock, pursuant to a Purchase Agreement dated as of February 12, 2014 (the “Purchase Agreement”), which is attached hereto as Exhibit 99.1, for the issuance and sale of 34,285,728 shares of Common Stock, at a purchase price of $0.35 per share, to a number of institutional investors and other accredited investors including Privet, for gross proceeds of $12,000,000.  As part of the private placement, the investors received warrants (“Warrants”) to purchase up to 17,142,864 shares of Common Stock at an exercise price of $0.35 per share and Warrants to purchase up to another 17,142,864 shares of Common Stock at an exercise price of $0.50 per share. The Warrants will expire on February 21, 2019.
Pursuant to the Purchase Agreement, Privet acquired 2,514,286 shares of Common Stock and Warrants to purchase up to 1,257,143 shares of Common Stock at an exercise price of $0.35 per share and Warrants to purchase up to an additional 1,257,143 shares of Common Stock at an exercise price of $0.50 per share, subject to adjustments and discounts.
In connection with the Purchase Agreement, Privet entered into a Registration Rights Agreement with the Issuer and other investors named therein, which is attached hereto as Exhibit 99.2, requiring the Issuer to (i) file a shelf registration statement with respect to the resale of the shares of Common Stock sold to the investors and shares of Common Stock issuable upon exercise of the warrants with the SEC within the sooner of 60 days after the closing date or 10 business days after the Issuer files it annual report on Form 10-K for the year ended December 31, 2013; (ii) use commercially reasonable best efforts to have the shelf registration statement declared effective by the SEC as soon as possible after the initial filing, and in any event no later than 90 days after the closing date (or 120 days in the event of a full review of the shelf registration statement by the SEC); and (iii) keep the shelf registration statement effective until all registrable securities may be sold pursuant to Rule 144 under the Securities Act of 1933, without the need for current public information or other restriction.
The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding the composition of the Board and means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such

SCHEDULE 13D

CUSIP No. 46603N202	Page 7 of 10 Pages

actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.
Item 5.                              Interest in Securities of the Issuer.
(a)            As of the date of this filing, the Reporting Persons beneficially own 5,440,956 shares of Common Stock, or approximately 5.2% of the outstanding Common Stock (calculated based on information included in the Form 8-K, filed by the Issuer on August 17, 2015, which reported that 104,002,308 shares of Common Stock were outstanding as of August 17, 2015).

 (b)            Privet Management is the Managing Partner of Privet, and Ryan Levenson is the sole managing member of Privet Management. Accordingly, Privet Management and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet, and Mr. Levenson may be deemed to hold shared voting and dispositive power with respect to the Shares held by Privet Management.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)            Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)            To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.                              Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.
The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.
On August 24, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Corporation.  The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 46603N202	Page 8 of 10 Pages

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Corporation.
Item 7.                          Materials to be Filed as Exhibits.
Exhibit 99.1	Purchase Agreement, dated as February 12, 2014, by and among IZEA, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed February 19, 2014).
Exhibit 99.2
Registration Rights Agreement, dated as of February 21, 2015, by and among IZEA, Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed February 24, 2014).

Exhibit 99.3	Joint Filing Agreement, dated as of August 24, 2015, by and among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 46603N202	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 24, 2015
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D

CUSIP No. 46603N202	Page 10 of 10 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Privet Fund LP

	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
6/25/2015	Purchase	20,000	$0.4300
8/14/2015	Purchase	1,257,143	$0.2590
8/14/2015	Purchase	1,257,143	$0.3700
8/21/2015	Purchase	75,000	$0.4417
8/20/2015	Purchase	10,000	$0.4100
8/21/2015	Purchase	15,000	$0.4100

(1) Not including any brokerage fees.